Exhibit 99.1

Psyence BioMed Approves 2026 Financial Strategy, Board Authorizes Share Buyback on Value Opportunity

NEW YORK – January 12, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced that its Board of Directors (the “Board”) has approved its 2026 Financial Strategy and Capital Management Framework, which includes the authorization of a share repurchase program that the management may undertake in value generation conditions.

The Board’s decision followed a thorough and strategic review of the Company’s financial position, capital structure, prevailing market conditions, and Nasdaq listing considerations. The Strategy is intended to protect shareholder value, and preserve capital to fund planned clinical and regulatory milestones.

The Board believes the underlying value of the Company may not be reflected in the current market price of its common shares (“Common Shares”). As a result, depending upon future price movements and other factors, the Board believes that the Common Shares may represent an attractive investment to the Company and that the purchase of the Common Shares would be in the best interests of the Company and its shareholders. Furthermore, the purchases may have the effect of increasing per-share ownership metrics for remaining shareholders by increasing their equity interest in the Company if the repurchased Common Shares are cancelled. Under the approved framework, the Company may repurchase its Common Shares from time to time, subject to liquidity, valuation, regulatory, and market conditions. Any repurchases would be conducted in compliance with applicable securities laws, Nasdaq rules, and applicable corporate law requirements, and executed through an independent third-party broker.

Based on the Company’s balance sheet and capital structure, the Board believes that repurchases, if undertaken at prices reflecting a significant discount to the Board’s assessment of underlying value, may be accretive to remaining shareholders.

If implemented, the repurchase program may be implemented over the next six to twelve months, provided that the Company maintains an appropriate cash runway to fund planned clinical and regulatory milestones and provided that such repurchase will not materially impair operational liquidity or the Company's near- and mid-term capital needs, subject to applicable regulatory limits (if any).

The Company is not obligated to repurchase any shares, and the timing, amount, and execution of any repurchases will depend on market conditions, share price, capital requirements, and other relevant factors. The program may be modified, suspended, or terminated at any time.

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the Company’s 2026 Financial Strategy and capital management framework; the authorization, timing, manner, size, duration, pricing and implementation of any share repurchases; the expected benefits (if any) of any repurchases, including any potential accretion or impact on shareholder value, liquidity, per-share metrics or market price; the Company’s ability to preserve capital and maintain sufficient cash runway to fund planned clinical and regulatory milestones; the Company’s ability to engage capital markets partners and expand investor outreach; and the Company’s ability to maintain compliance with applicable Nasdaq continued listing requirements. These statements are based on current assumptions and expectations, including that market, regulatory and liquidity conditions will permit any repurchases to be executed as contemplated (if at all), and that the Company will continue to meet and that the Company will continue to meet Nasdaq’s ongoing listing standards. These assumptions may prove incorrect. There can be no assurance that any share repurchase program will be implemented, will continue once implemented, or will achieve the intended benefits, or that the Company will maintain compliance with Nasdaq’s continued listing requirements. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays or challenges in executing any share repurchases; (ii) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (iii) potential volatility in the Company’s share price and trading volume generally; (iv) changes in the regulatory, competitive, and economic landscape; (v) risks associated with the Company’s development plans and clinical trials; and (vi) risks related to the Company’s corporate authorizations for any capital management actions, including share repurchases, including the possibility of claims or proceedings challenging the validity, interpretation or sufficiency of any required approvals or authorizations. Additional risks include: the Company’s ability to fund operations and satisfy near- and mid-term capital needs; restrictions in contractual arrangements or financing facilities; the availability, cost and terms of additional capital; the Company’s ability to comply with applicable securities laws and Nasdaq rules governing repurchases; the risk that repurchases may be suspended, modified or terminated at any time; and the risk that repurchases, if undertaken, may not enhance long-term shareholder value or may increase the Company’s leverage or reduce liquidity.. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

Any share repurchases would be made, if at all, in compliance with applicable securities laws and Nasdaq rules and may be effected from time to time in open-market transactions, privately negotiated transactions or otherwise (including, as applicable, pursuant to a trading plan intended to qualify under Rule 10b5-1), subject to market conditions, regulatory requirements and other factors. This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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